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                                  EXHIBIT 4.3

     Resolutions adopted by the Board of Directors of the Company on February 29, 2000 designating the Plan as the 1999 Independent Director Share Ownership Plan and reserving 50,000 shares of Common Stock for grant under it:

               WHEREAS by resolutions adopted on January 19, 1999 and September 22, 1999 the Board of Directors established a plan for the grant of stock options to independent members of the Board of Directors (the "Plan");

               NOW, THEREFORE, BE IT RESOLVED, that such Plan shall be known as the 1999 Independent Director Share Ownership Plan; and

               RESOLVED FURTHER that in order to provide flexibility in the number of shares to be granted to a new director the Plan is hereby amended to permit the issuance under the Plan of such number of shares to a new independent director as the Board may deem appropriate (but not less than 1,000 shares, or if less, shares having a market value of $15,000) provided such grant does not violate the provisions of the Plan with regard to the maximum number of shares which may be granted under the Plan or to a single director; and

               RESOLVED FURTHER that 50,000 shares of the Company's $1.00 par value Common Stock shall be reserved for issuance under the Plan, registered under the Securities Act of 1933 on Form S-8 and listed on the New York Stock Exchange; and

               RESOLVED FURTHER that the officers of the Company are authorized and directed to take all such action as may be necessary or appropriate in order to carry out the intent of these resolutions.